UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2

1	NAMES OF REPORTING PERSONS
Joel S. Ehrenkranz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0 (see Item 4)
	6	SHARED VOTING POWER	1,966,338 (see Item 4)
	7	SOLE DISPOSITIVE POWER	0 (see Item 4)
	8	SHARED DISPOSITIVE POWER	1,966,338 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,966,338 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.9% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Item 1(a).        Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).        Address of Issuer's Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)        Name of Person Filing:

Joel S. Ehrenkranz (the “Reporting Person”)

Item 2 (b)        Address of Principal Business Office or, if none, Residence:

375 Park Avenue
New York, NY 10152

Item 2 (c)        Citizenship:

United States of America

Item 2 (d)        Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e)        CUSIP Number:

518439 10 4

Item 3.             Not applicable

Item 4.             Ownership

(a)-(c)
The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 of the cover page of this Schedule 13G which relate to the beneficial ownership of the Class A Common Stock of the Issuer are incorporated herein by reference.  As of December 31, 2014, the Reporting Person beneficially owned 1,966,338 shares of Class A Common Stock, indirectly as co-trustee of The Leonard A. Lauder 2013 Revocable Trust (the “LAL 2013 Revocable Trust”), representing approximately 0.9% of the shares of Class A Common Stock outstanding ((based on the number of shares of Class A Common Stock outstanding as of January 29, 2015, as set forth in the Issuer’s Form 10-Q filed on February 5, 2015).  The Reporting Person may be deemed to share voting and dispositive power with Leonard A. Lauder, as co-trustees, with respect to the shares of Class A Common Stock directly owned by the LAL 2013 Revocable Trust.   The Reporting Person disclaims beneficial ownership of all such shares.

Item 5.            Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

The settlor of the LAL 2013 Revocable Trust has the right to dividends from the shares of Class A Common Stock and does not have the right to, but may receive (at the discretion of the trustees), proceeds from the sale of the shares of Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.            Identification and Classification of Members of the Group

LAL 2013 Revocable Trust is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.            Notice of Dissolution of Group

Not Applicable

Item 10.          Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2015

/s/ Joel S. Ehrenkranz
Joel S. Ehrenkranz

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement

6